Exhibit 2.6

Cashless Exercise Notice, Amendment, Waiver, Release and Termination

This Cashless Exercise Notice, Amendment, Waiver, Release and Termination ("Instrument") is made on this 14th day of December 2020.

Whereas, the investors listed on Schedule A attached hereto ("Investors") invested in Anchiano Therapeutics Ltd. (NASDAQ: ANCN), an Israeli company ("Company"), under a Securities Purchase Agreement ("SPA") in a financing which closed on June 29, 2018 ("Investment"), when the Company was called "BioCanCell Ltd." and was publicly traded on the Tel Aviv Stock Exchange, pursuant to which the Investors acquired Ordinary Shares of the Company ("Ordinary Shares"; the Ordinary Shares acquired by the Investors pursuant to the SPA are referred to herein as the "Investors Shares") and warrants ("Warrants") to purchase additional Ordinary Shares ("Warrant Shares") pursuant to the terms and conditions set forth in the Warrants;

Whereas, pursuant to the SPA and the Warrants (which agreements, for the avoidance of doubt, are still in full force and effect), the Company granted to the Investors certain price protection rights on both the Investors Shares and Warrants ("Price Protection Rights"), which Price Protection Rights are hereunder terminated subject to and in accordance with the terms hereof with respect to all Investors Shares and Warrants currently held by them, as set forth on Schedule A;

Whereas, the Company completed the initial public offering of its Ordinary Shares on NASDAQ on February 14, 2019, as a result of which, the Investors exchanged their Ordinary Shares for American Depositary Shares of the Company (the "ADSs"), each currently representing 5 Ordinary Shares of the Company. References herein to Company Shares or Warrant Shares shall be deemed to refer to the equivalent number of ADSs represented by such Company Shares or Warrant Shares;

Whereas, on October 29, 2020, the Company executed a non-binding letter proposal ("LOI") with Chemomab Ltd. ("Target") which contemplates the consummation of a reverse triangular merger of the Company's wholly-owned subsidiary, CMB Acquisition Ltd., with and into the Target ("Merger"), pursuant to which the Target's pre-Merger shareholders will hold approximately 90% of the Company prior to any dilution to occur to the Company's and Target's shareholders holdings in the Company as a result of the Financing described below, as of immediately following the Merger, which shall, inter alia, drastically dilute the holdings of the Company's current shareholders including the Investors holdings in the Company;

Whereas, the LOI provides that the pre-conditions to closing of the Merger include, inter alia, the investment in the Company of at least US $30 million, on the terms substantially set out in the LOI ("Financing");

Whereas, the Company, on or about the date hereof, is executing a binding Agreement and Plan of Merger with the Target in respect of the Merger and the other transactions contemplated thereby;

Whereas, pursuant to the terms of the Warrants, (i) the Warrants may be exercised on a net issuance basis ("Cashless Exercise"), based on the difference between the fair market value of a Warrant Share and the exercise price under the Warrants, in each case calculated at the time of exercise, (ii) the exercise price of the Warrants shall be reduced, and the number of Warrant Shares purchasable thereunder shall be correspondingly increased, in accordance with its terms, upon each event which implicates the Price Protection Rights ("Trigger Event"); and (iii) the aggregate exercise price of each Warrant shall remain the same even after the application of the Price Protection Rights upon the occurrence of a Trigger Event;

Whereas, pursuant to the terms of the SPA and the Warrants, the Price Protection Rights, if triggered shall entitle the Investors to receive additional shares and additional Warrant Shares, for no additional consideration;

Whereas, it is acknowledged that the Merger and the Financing constitute Trigger Events which implicate the Price Protection Rights and that by amending certain of such rights and, after their implementation as so amended, thereupon terminating the Price Protection Rights, all as contemplated hereunder, the Investors will, following the implementation of such rights in accordance herewith (including but not limited to Section 2(a)): (i) have no further Price Protection Rights, and (ii) receive fewer Additional Investors Shares and Additional Warrant Shares (as defined in the SPA) than they would have if the Price Protection Rights were fully applied as a result of the Merger and the Financing;

Whereas, by their respective terms, (i) the SPA may be amended with the written consent of the Company, CBI and the Majority Investors (as such terms are defined in the SPA) and (ii) the Warrants may be amended with the written consent of the Company and the Majority Investors;

Whereas, the Investors executing this Instrument constitute at least the Majority Investors which shall include for the avoidance of doubt the Lead Investor (as defined in the SPA); and

Whereas, at the Company's request, in order to enable the Company to complete the Merger and the Financing, the Investors agree to unconditionally and irrecoverably (except as set forth hereunder) amend and, after their implementation as so amended, thereupon terminate their Price Protection Rights as set forth herein.

Now therefore, each of the Investors hereby agrees as follows:

1. The preamble and the Schedules hereto constitute integral parts hereof.

2. Subject to the terms and conditions hereof and subject to and as of immediately prior to the consummation of, the Merger and the Financing ("Closing") and notwithstanding anything to the contrary set forth in the Warrants and the SPA, each one of the Investors hereby agrees:

(a) that the increase in their holdings in the Company as a result of the application of the Price Protection Rights to the Merger and the Financing shall be limited only to the following, as reflected on Schedule A attached hereto:

(i) in respect of the Price Protection Rights applicable to the Investors Shares, the Company shall issue to each Investor only that number of Additional Investors Shares equal to 80% of the Investors Shares currently held by such Investor for no additional consideration; and

(ii) in respect of the Price Protection Rights applicable to the Warrants, the number of Warrant Shares into which the Warrants shall be exercisable shall only be increased, for no additional consideration, by the number of Additional Warrant Shares necessary to ensure that, upon a Cashless Exercise of all of the Warrants upon the Merger, the aggregate number of Warrant Shares held by each Investor ("Total Warrant Shares") shall equal 80% more than the Warrant Shares currently purchasable under the Warrants;

(b) to amend the Warrants and the SPA, so that upon the consummation of the Merger, all of the Warrants, shall be automatically exercised on a Cashless Basis, into the Total Warrant Shares; each Investor hereby agrees that this Section 2(b) shall be deemed to constitute an amendment of the Warrants and the SPA and the execution and delivery of a Net Issuance Notice with respect to all of the Warrants held by such Investor, in the form of Schedule 1.5 to the Warrant;

(c) only to the extent necessary to effectuate the above arrangement, that the Price Protection Rights be amended so that the Investors shall not be entitled to any portion of the Price Protection Rights pursuant to which they would have received more Additional Investors Shares and Additional Warrant Shares than contemplated by Section 2(a); and

(d) following the application of the Price Protection Rights to the Merger and Financing, as contemplated by this Section 2(a) above and the listing of all Additional Investors Shares and Total Warrant Shares as set forth in Section 3(b) below), (I) the SPA and the Warrants shall terminate in their entirety (including without limitation, any Price Protection Rights covered therein (without derogating from, and subject to the Company's prior implementation in full of the Price Protection Rights set forth in Section 2(a) in accordance herewith)) and be of no further force or effect and neither the Company, the Target nor the Investors and any of their respective affiliates and successors shall have any further obligation or liability to the other under or in connection with the SPA and the Warrants (including without limitation with respect to any Price Protection Rights covered therein) and (II) the Investors Rights Agreement with the Company executed in conjunction with the Investment shall be fully terminated.

Anything else herein or otherwise notwithstanding, no consideration shall be due and payable by the Investors on account of any of the securities to be issued to them hereunder including but not limited to the Additional Investors Shares and New Warrant Shares issued, other than the consideration deemed to be paid in connection with the Cashless Exercise.

3. The Majority Investors shall have the right to terminate this Instrument prior to the Closing (provided the Company and Target are notified in writing of such termination, prior to the Closing) in any of the following circumstances, and the Company shall have no claim against any Investor if as a result the Merger and/or Financing are not consummated:

(a)	In the event that the Closing has not occurred prior to the earliest of the termination of the Merger Agreement, the End Date under the Merger Agreement, and the date which is 150 days following execution of the Merger Agreement ("End Date"); provided that the Majority Investors may unilaterally extend the End Date one or more times hereunder in their sole discretion; or

(b)	In the event that the Company has not taken, by no later than Closing, all actions necessary, if any (i) to list all of the Additional Investors Shares and the Total Warrant Shares on NASDAQ with effect as of no later than the Closing, and (ii) to ensure that all Company securities held by the Investors as of the Closing, including but not limited to all Additional Investors Shares and the Total Warrant Shares issued to them hereunder, shall immediately be tradable on NASDAQ as of no later than the Closing provided, however, that for avoidance of doubt, the Company (a) shall not be required to register (or file a registration statement) any Company securities held by the Investors including but not limited to the Additional Investors Shares and the Total Warrant Shares with the U.S. Securities and Exchange Commission and (b) the Company securities held by the Investors including but not limited to Additional Investors Shares and the Total Warrant Shares may be subject to securities laws or contractual restrictions on sale; or

(c)	If the terms of the Merger Agreement are amended following its execution.

4. Subject to the Company's prior implementation in full of the Price Protection Rights set forth in Section 2(a) in accordance herewith, pursuant to Section 2 above, each Investor hereby irrevocably and unconditionally (except as set forth hereunder) releases the Company, the Target and any of their respective affiliates and successors from any and all claims or demands arising under or in relation to the SPA and Warrants (including with respect to any Price Protection Rights covered therein). Subject to the Company's prior implementation in full of the Price Protection Rights set forth in Section 2(a) in accordance herewith, each Investor and each holder of Warrant hereby confirms and acknowledges that its rights under this Instrument (including under the SPA and the Warrants and any Price Protection Rights covered therein) are limited solely to receipt of the amounts set forth under Section 2(a) above and hereby irrevocably (i) waives any rights to receive any shares or warrants beyond what is detailed in this Instrument and (ii) agrees not to assert any claim or demand to the contrary under any circumstances. This does not derogate from the right of Majority Investors to terminate this Instrument prior to Closing pursuant to Section 3 above.

5. For the avoidance of doubt, notwithstanding anything else herein, this Instrument shall: (i) be conditional upon the consummation of the Merger and the Financing; (ii) come into force upon the signature hereto of the Company, CBI, and Investors constituting the Majority Investors, which shall include for the avoidance of doubt the Lead Investor, and (iii) constitute an amendment and termination under the SPA and the Warrants, subject to and in accordance with the terms hereof, which binds all Investors and warrant holders, whether or not signatories hereto, and the signature (or non-signature) of any Investor other than CBI and Investors constituting the Majority Investors shall not derogate in any manner from the binding effect of this Instrument. This Instrument shall be governed by and construed in accordance with to the laws of the State of Israel, disregarding its conflict of laws rules. Any dispute arising under or in relation to this Instrument shall be resolved exclusively in the competent court located in Tel Aviv-Jaffa, Israel and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such court.

6. Severability. In the event that any provision of this Instrument, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement (including without limitation the personal waiver and release granted by each shareholder and warrant holder executing this Instrument) will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[EXECUTION PAGE TO CASHLESS EXERCISE NOTICE, AMENDMENT, WAIVER AND TERMINATION - COMPANY, CBI, LEAD INVESTOR]

IN WITNESS WHEREOF, the parties have executed this Instrument as of the date set forth in the first paragraph hereof.

Shavit Capital Fund IV (US), L.P.

By: Shavit Capital Fund 4 GP, LP

By: Shavit Capital Management 4 (GP) Ltd., its general partner:

By (sign name): _________________

Print Name: Gary Leibler

Title: Director

Date: ______________________

Anchiano Therapeutics Ltd. By (sign name): ________________________ Print Name: _____________________ Title: _______________________ Date: ________________________

Shavit Capital Fund III (US), L.P.

By: Shavit Capital Fund 3 GP, LP

By: Shavit Capital Management 3 (GP) Ltd., its general partner:

By (sign name): _________________

Print Name: Gary Leibler

Title: Director

Date: ________________________

Shavit Capital Fund 4 (Israel), L.P.

By: Shavit Capital Fund 4 GP, LP

By: Shavit Capital Management 4 (GP) Ltd., its general partner:

By (sign name): _________________

Print Name: Gary Leibler

Title: Director

Date: ________________________

Shavit Capital Fund 3 (Israel), L.P.

By: Shavit Capital Fund 3 GP, LP

By: Shavit Capital Management 3 (GP) Ltd., its general partner:

By (sign name): _________________

Print Name: Gary Leibler

Title: Director

Date: ________________________

Clal Biotechnology Industries Ltd. By (sign name): ________________________ Print Name: _____________________ Title: _______________________ Date: ________________________

[remaining signatures provided separately]

Schedule A

Investors, Shares, and Warrants

Investor	Shares currently held	Price protection shares to be issued in merger	Total Shares	Warrants currently held	Price protection warrants to be issued in merger	Total Warrants

Total